NEWS RELEASE	ELD No. 16-01
TSX: ELD NYSE: EGO	January 11, 2016

Eldorado Gold Announces Amended Investment Plans in Greece

Vancouver, BC - Eldorado Gold Corporation ("Eldorado" or the "Company") confirms that it will implement significant changes to its investment plans in Greece going forward.

In order to complete the construction and development of its mining projects (the “Kassandra Mines”) in Halkidiki, northern Greece, Hellas Gold, a Greek subsidiary of Eldorado, requires the approval of various routine permits and licenses from a number of government agencies, predominantly under the direction of the Ministry of Energy and Environment (the “Ministry”).

Hellas Gold received approval for its Environmental Impact Study in 2011, yet since 2012, the Ministry and other agencies have not entirely fulfilled their permitting and licensing obligations primarily as a result of the lobbying efforts by anti-development interest groups. In addition, during 2015, the Ministry revoked or suspended certain permits of Hellas Gold (news releases dated: March 2, 2015 & August 19, 2015), which has had a negative impact on the Company’s schedule and budget to develop its assets.

Hellas Gold has been forced to seek remedy in the courts of law in order to address these permitting delays and various court decisions have been made in the Company’s favour, and others remain outstanding. A building permit, that would allow Hellas Gold to complete the construction of the Skouries processing plant, has been delayed for over three years.

Hellas Gold is presently unable to complete its development plans in Halkidiki as a result of the actions and/or inactions of the Ministry and other agencies regarding the timely issuance of routine permits and licenses, which is not only a legal responsibility, but also a contractual obligation of the Greek State.

Skouries Project (Halkidiki)

Construction and development activities at the Skouries Project (with over US$300 million invested to-date), will be suspended. Environmental protection works and care and maintenance activities will continue to be performed in order to safeguard the environment and the assets of the Company at site at a cost of approximately US$1 million per month.

Olympias Project (Halkidiki)

As part of Phase 2 of the Olympias Project, the underground mine is being readied to produce ore at a mining rate of approximately 385,000 tonnes per year. As of the first quarter 2017, ore from the mine will then be treated at the Olympias mill, where refurbishment at a cost of approximately US$55 million is expected to be completed in 2016. However, refurbishment plans are dependent on the Ministry granting the required installation permit. In December 2015, Hellas Gold submitted all necessary documentation to the Ministry required to obtain this permit, which must be granted within 60 days from the time of submission according to the Greek mining regulations. Should the Ministry fail to issue the installation permit by the end of the first quarter 2016, Hellas Gold will also be forced to suspend all construction and development activities at its Olympias Project. There are currently approximately 500 people working on the Olympias Project.

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Stratoni Mine (Halkidiki)

The Stratoni Mine currently has a life of mine of approximately three years based on the known proven and probable reserves. Geological potential exists to expand resources and extend mine life, however, in order to delineate additional resources, a mining development and drilling campaign would be required at an estimated cost of US$25 million over the next three years, assuming timely issuance of any permits that may be required.

Eldorado is currently evaluating the merits of implementing this programme in light of the current investment climate in Greece.

Perama Hill and Sapes Projects (Thrace)

Approvals by the Ministry for the Perama Hill Project’s Environmental Impact Study and for a drilling permit required at the Sapes Project in Thrace, northeastern Greece, have been pending for over two years. The Company has decided to put both projects on care and maintenance with expenditures being kept at the minimum level required to preserve the title and rights to both projects.

Paul N. Wright, President and Chief Executive Officer of Eldorado Gold, commented:

"Eldorado Gold has been, and remains, a committed, responsible and patient partner to the Greek government and to the people of the communities in which we operate. The projects have considerable potential with demonstrated economic and social benefits. At this time, we would instead prefer to be creating additional employment in Greece and advancing the construction and development of our Skouries and Olympias Projects in Halkidiki, as well as our assets in Thrace. However, we have a duty to all our stakeholders and the significant time and process risks created by Greece’s Ministry of Energy and Environment have left us with no choice but to reduce activities and personnel.

Since 2012, we have created approximately 2,000 direct jobs in the country and invested in excess of US$700 million towards development of the Skouries and Olympias projects – including tax payments in excess of €120 million to the Greek government. In Halkidiki, we have the support of the vast majority of the local stakeholders. Furthermore, we have had numerous decisions of the Council of State, Greece's Supreme Court on administrative and environmental matters, confirming the integrity of our permits. However, since the beginning of 2015, the Ministry has adopted an openly confrontational attitude towards our business and investments, which has had a detrimental impact on our schedule and budget to develop our mineral assets in Halkidiki.

We have operated in good faith and Hellas Gold has complied with all of its contractual obligations, but given the adverse circumstances mentioned above, it is prudent to reduce our capital allocation to Greece at this time. We wish to recommence the suspended activities and our investment plans in Greece upon the timely issuance of the necessary permits and the establishment of a truly collaborative partnership, within the framework of the contractual obligations between Hellas Gold and the Greek State."

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2016 Guidance Release Date

Eldorado will provide additional capital and operational figures for its Greek assets during disclosure of its 2015 Operating Results and 2016 Guidance, which will be issued on January 25, 2016.

Press Conference

Paul Wright and senior management from Hellas Gold will host a press conference at the Athens Hilton Hotel on Tuesday, January 12, 2015 at 11:00 AM local time (GMT+2) to discuss Eldorado’s amended investment plans in Greece. Paul’s speech will be available shortly after the press conference at www.eldoradogold.com.

Conference Call

Paul Wright will host a conference call on Tuesday, January 12, 2015 at 8:00 AM ET (5:00 AM PT) to discuss Eldorado’s amended investment plans in Greece.  The call will be webcast and can be accessed at www.eldoradogold.com.

Participants may join the call by dialing toll-free: 1 888 231 8191 or 647 427 7450.  A replay will be available until January 19, 2015 by dialing toll-free: 1 855 859 2056 or 416 849 0833 (pass code 2437 9146).

About Eldorado Gold

Eldorado is a leading low cost gold producer with mining, development and exploration operations in Turkey, China, Greece, Romania and Brazil. The Company’s success to date is based on a low cost strategy, a highly skilled and dedicated workforce, safe and responsible operations, and long-term partnerships with the communities where it operates. Eldorado’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information herein include, but are not limited to the Company’s Amended Investment Plans in Greece.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information and even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following:  gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 27, 2015.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Contact

Krista Muhr, Vice President Investor Relations & Corporate Communications

Eldorado Gold Corporation

604 687 4018 or 1 888 353 8166

kristam@eldoradogold.com

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